Maslon Edelman Borman & Brand, LLP
90 South Seventh Street, Suite 3300
Minneapolis, MN 55402

August 19, 2005	Christopher J. Melsha Direct Phone: (612) 672-8343 Direct Fax: (612) 642-8343 Chris.Melsha@maslon.com

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler
Assistant Director

Re:          VioQuest Pharmaceuticals, Inc. (the “Company”)
Proxy Statement on Schedule 14A
File No. 0-16686
Filed: July 8, 2005

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated August 2, 2005 (the "Comment Letter") with respect to the Company's Proxy Statement on Schedule 14A (the “Proxy Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, enclosed herewith is a draft of the Company’s amendment to the Proxy Statement, which the Company proposes to file upon the completion of your review.

Proxy Statement

1. We note your disclosure that your proxy statement only contains one proposal considered by your shareholders. More specifically, you are asking shareholders to vote on your proposal to reincorporate the company from a Minnesota company to a Delaware company. As your disclosure provides, this reincorporation also contemplates several changes to your certificate of incorporation. Because we believe your certificate of incorporation will change substantially in connection with reincorporation, we believe you should revise your document so that each material change to your certificate of incorporation is presented separately and this, enable shareholders to vote on each proposed change. Please note you may state that each proposal is contingent on the approval of each of the other proposals, but you must allow shareholders to vote on each of the proposed material changes.

Response: As requested, the Company has revised its disclosures to incorporate an additional proposal to amend its articles of incorporation to authorize additional shares of common stock and shares of preferred stock. Apart from the change in authorized capital, there are no material differences between VioQuest Delaware’s certificate of incorporation and the Company’s current articles of incorporation. Specifically, the adoption of VioQuest Delaware’s certificate of incorporation will not change shareholders’ preemptive or cumulative voting rights, the Company’s obligation to indemnify directors or the number of directors required to approve resolutions by written consent.

2. Please also indicate if shareholders are also being asked to consider adjournment of the meeting if you do not solicit enough votes for approval of the reincorporation proposal. If so, please revise the disclosure and provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Response: The Company has revised the Proxy Statement to incorporate an additional proposal seeking shareholder approval for adjournment of the Meeting in the event that an insufficient number of affirmative votes are received to approve the Reincorporation and/or the amendment to the articles of incorporation. See page 4 and the proxy card.

Questions and Answers About the Reincorporation, page 3

What will happen if the proposed Reincorporation is approved, but the Merger is not completed, page 4

3. Please briefly explain why you would continue to proceed with the reincorporation even if the merger is not completed. Please provide a more detailed answer in an appropriate section of the document.

Response: The Company has revised its discussion to explain why it would proceed with the Reincorporation even if the Merger is not completed, as requested. See pages 5 and 21.

Description of the Merger with Greenwich Therapeutics, page 7

Conversion of Greenwich Shares, page 7

4. Please specifically disclose the number of shares that Greenwich shareholders will receive as consideration of their shares of Greenwich common stock. Please separate the number of shares that Greenwich shareholders will receive without regard to the shares that will be issued if certain clinical milestones are met.

Response: The Company has revised its disclosure with respect to the issuance of shares to Greenwich stockholders, as requested. See page 9.

5. Please also disclose the price per share of your common stock on the day the merger agreement was entered into as well as the aggregate dollar amount of the shares you will be issuing to Greenwich shareholders. You should also disclose the exercise price of the warrants and any applicable expiration dates.

Response: The Company has revised its disclosure to incorporate the per-share price of its common stock on the last full day of trading prior to the execution of the Merger Agreement and the aggregate dollar value of the shares issued to Greenwich stockholders and to disclose the exercise price and applicable expiration dates of the warrants, as requested. See page 9.

6. It appears that the Greenwich shareholders borrowed substantially all of the funds necessary to acquire the licenses and conduct operations from Paramount, Dr. Rosenwald, or their affiliates. In addition, it appears that most of this indebtedness will be repaid from the proceeds of VioQuest private placements. As a result, Greenwich’s shareholders will acquire their controlling interest in VioQuest for nominal consideration and license agreements for unproven and undeveloped drug candidates. Please revise the discussion here and in the risk factor and merger sections accordingly.

Response: The Company has revised its disclosures to augment the discussion of Greenwich’s indebtedness and consideration for VioQuest common stock, as requested. See pages 9, 10, 13 and 41.

Escrow of Merger Shares and Warrants, page 7

7. If the milestone events are achieved, please disclose the total percentage that Greenwich stockholders will hold of your common stock.

Response: As requested, the Company has revised its disclosure to clarify that the Merger Shares and Warrants subject to the escrow agreement will be outstanding at the close of the Merger and to indicate the total percentage that Greenwich stockholders will hold of its common stock at the close of the Merger. See page 10.

8. Please briefly disclose the clinical developments that must be met in order for certain of the merger shares and warrants to be released to Greenwich shareholders.

Response: The Company has revised its disclosure to summarize the milestones required for the release to the Greenwich stockholders of the Merger Shares and Warrants from escrow, as requested. See page 10.

Voting Agreements, page 7

9. Please identify the holders of more than 50 percent of Greenwich’s issued and outstanding common stock that have entered into voting agreements to approve the merger agreement.

Response: The Company has revised its disclosure to identify the Greenwich stockholders who have entered into voting agreements to approve the Merger Agreement, as requested. See page 10.

10. Please also disclose the vote required under Greenwich’s corporate documents to approve the merger agreement and related transaction.

Response: The Company has revised its disclosure to incorporate the requisite voting threshold for approval of the Merger Agreement by Greenwich’s stockholders, as requested. See page 10.

Conditions to the merger, page 7

11. It appears that completion of a private offering of at least $5 million is a material condition. Please revise the discussion to include this factor and to clarify the nature of the private offering, i.e. debt or equity and the material terms of these securities.

Response: The Company has revised its disclosure to reflect that a private offering of at least $5 million is a material condition. See page 10. The Company proposes to expand its disclosure of the financing condition by including language substantially as follows: “The Company intends to satisfy this condition by selling shares of its common stock in a private offering.” The Company is concerned that if more detailed terms of the private offering are required to be disclosed in the Proxy Statement it may violate the prohibition against general solicitation. If the Staff is satisfied that the proposed level of detail is sufficient, the Company confirms that it will include the proposed language in the appropriate places throughout the Proxy Statement.

Risk Factors, page 9

“We may not realize the anticipated benefits of the Merger.” page 9

12. Please expand your business description of Greenwich. For example, when was the company incorporated and when did it start commence operations. We note you have provided this information elsewhere in the document, but believe you should provide the information in this risk factor too.

Response: The Company has revised its disclosure to augment the description of Greenwich’s business, as requested. See page 12.

13. Please also disclose when Greenwich acquired the rights to the two oncology drug candidates. Please also clarify what you mean by “early-stages of development.” Are the oncology drug candidates still in the pre-clinical testing phase or in Phase I studies. We notes you have provided this information elsewhere in the documents, but believe you should provide the information in this risk factor too.

Response: The Company has revised its disclosure to provide the acquisition dates for Greenwich’s drug candidates and to clarify the meaning of “early-stages of development,” as requested. See page 12.

“The Merger will significantly dilute your percentage ownership in the Company,” page 9

14. Please disclose the dilution that will occur if the shares in escrow are released from the escrow account.

Response: The Company has revised its disclosure to clarify that the Merger Shares and Warrants subject to escrow are outstanding at the closing of the Merger and, as such, are included in the dilution calculation, as requested. See page 12.

“The Merger will significantly dilution in the book value of your shares.” page 9

15. Please clarify whether the amounts you have provided in this risk factor include the merger shares and warrants that will be held in escrow pending achievement of the certain milestones of the two Greenwich drug candidates.

Response: The Company has revised its disclosure to clarify that the Merger Shares and Warrants subject to escrow are outstanding at the closing of the Merger and, as such, are included in the dilution calculation, as requested. See page 12.

“Following the Merger, a small group of persons will be able to exert significant…,” page 10

16. Please revise your heading to reflect that the small of group holdings a significant share of your common stock will be able to exert significant control concerning the election of directors.

Response: The Company has revised its heading, as requested. See page 13.

“Greenwich’s success depends upon license agreements,” page 11

17. Please indicate what you mean by “certain” exclusive rights.

Response: The Company has revised its disclosure to provide a description of the rights acquired, as requested. See page 14.

18.  Please briefly identify what each right obtained by Greenwich pertains to.

Response: The Company has revised its disclosure to identify the rights obtained, as requested. See page 14.

19. Please indicate the amount Greenwich paid to acquire the two licenses and whether Greenwich has any further obligations to pay either The Cleveland Clinic Foundation and the University of South Florida Research Foundation, Inc. pursuant to the licensing agreements, including any royalty or milestone payments.

Response: The Company has revised its disclosures to indicate Greenwich’s initial payments for the acquisition of the licenses, its ongoing payment obligations and its potential payments upon the achievement of certain clinical and regulatory milestones to each of The Cleveland Clinic Foundation and the University of South Florida Research Foundation, Inc., as requested. See page 14.

20. Please disclose that current indebtedness of Greenwich and that Greenwich anticipates needing approximately $5 million to continue its business development for the next 12 months as you have disclosed on page 48 under the heading “Research and Development.”

Response: The Company has revised its disclosure to state Greenwich’s current indebtedness and its anticipated funding needs for the next 12 months, as requested. See page 14.

“Greenwich needs to create and grow its scientific, sales and support operations,” page 11

21. Please indicate how many additional employees you expect to hire in the sales operation after the merger. Please also include the approximate time period in which you plan to increase the number of employees employed in Greenwich’s sales operations. Please also provide disclosure that as of June 30, 2005, Greenwich has no employees as set forth in the subsection entitled “Employees” on page 48.

Response: We have significantly modified this risk factor to focus on the Company’s need to hire employees with scientific and regulatory experience. See page 15.

22. Please discuss the risks relating to the competition surrounding Greenwich as a separate risk factor. In that discussion, please also identify Greenwich’s major competitors or if there are too many, please indicate the approximate number of Greenwich’s competitors.

Response: The Company has revised its disclosures to discuss competition as a separate risk factor and to identify Greenwich’s major competitors, as requested. See page 15.

“Our future success is dependent on the hiring management of our potential growth,” page 12

23. Please disclose the approximate timing of the growth in your business identified in this risk factor. Please also indicate how many employees you currently have and in what capacities or categories of services such employees provide for you.

Response: The Company has revised its disclosures to approximate the business growth timeline and to indicate the current number of individuals employed by the Company, as requested. See page 15.

“If we are not able to obtain the necessary U.S. or worldwide regulatory…,” page 12

24. Please indicate if you have any regulatory applications before the FDA or any other governmental agency. To the extent you have none, please so state.

Response: As requested, the Company has revised its disclosures to indicate that it currently has no regulatory applications before the FDA or any other governmental agency for TCN, but that an IND has been filed for SSG by The Cleveland Clinic Foundation and accepted by the FDA. See page 16.

“If we fail to adequately protect or enforce Greenwich’s intellectual property…,” page 15

25. Please indicate if Greenwich or the licensors have the obligations to defend or instigate any suits against any patent or licensed related suits of third parties.

Response: The Company has revised its disclosures to confirm that neither Greenwich nor either of its licensors has any obligation to defend or instigate any suits against any patent or licensed related suits of third parties, as requested. See page 19.

Increase in Authorized Capital Stock, page 19

26. Please include a statement, if true, that you have no current intentions or understandings to issue the additional authorized shares of common stock other than issuances pursuant to your merger transactions with Greenwich.

Response: The Company has revised its disclosures to that it has no current intentions or understandings to issue the additional authorized shares of common stock other than issuances pursuant to the Merger, as requested. See page 35.

Anti-Takeover Legislation, page 20

27. Please revise the paragraphs on page 21 beginning with the phrases “The Minnesota business combination statute provides that an issuing public…” and “In contrast to the Minnesota statute, the Delaware statute provides that if a person acquires 15%…” so that the embedded lists provided in those paragraphs are provided for in bullet point format.

Response: The Company has revised its disclosures to provide for bulleted phrases, as requested. See page 25.

28. We note your disclosure that VioQuest Delaware will not meet any of the conditions enumerated in the second paragraph on page 21 beginning with the phrase “In contrast to the Minnesota statute, the Delaware statute provides…” relating to class of voting stock that is listing on a national securities exchange, quoted on the NASDAQ stock market or held of record by more than 2,000 shareholders. While VioQuest Delaware may not currently meet these conditions, please provide disclosure that in the future VioQuest Delaware could meet any one of these conditions and therefore could become subject to the prohibited business combination provision described in this paragraph.

Response: The Company has revised its disclosures to state that it may become subject to the Delaware business combination statute in the future, as requested. See page 26.

Abandonment of Reincorporation Merger, page 29

29. We note your disclosure that in the event the board of directors abandons the reincorporation or the company’s shareholders fail to approve the reincorporation, the company would remain a Minnesota corporation. This statement seems inconsistent with the disclosure you include in the Q&A section of the document under the question “What will happen if the proposed Reincorporation is approved, but the Merger is not completed?” where you state that you would likely still effect the reincorporation if shareholders approved the proposal. Please revise your disclosure so that information you provide is consistent throughout the document.

Response: In the event that the board of directors abandons the Reincorporation, the Company will remain a Minnesota corporation. In the event that the Company’s shareholders fail to approve the Reincorporation, the Company will be unable to effect reincorporation in Delaware and will remain a Minnesota corporation. The statement that the Company would likely still effect the Reincorporation if shareholders approve the Reincorporation even if the Merger is not completed is not inconsistent with the disclosure. In this instance, the shareholders have approved the Reincorporation and the board of directors has, presumably, not abandoned the Reincorporation. In other words, while the Merger is contingent upon the Reincorporation, the Reincorporation is not contingent upon the Merger.

Federal Income Tax Consequences of Reincorporation, page 29

30. You should state whether or not you have or will obtain a tax opinion or revenue ruling regarding the reincorporation. If you have not and are not obtaining an opinion or revenue ruling, state the basis for the disclosure in the tax subsection.

Response: The Company has revised its disclosure to reflect that the statements are made on the advice of counsel. See page 34.

The Merger, page 31

31. You indicate that you hired CRA International to render a fairness opinion. Please revise this section to provide a summary of the fairness opinion, including a statement as to the fairness of the transaction to shareholders of VioQuest. Please also file the opinion as an exhibit to the proxy statement.

Response: The Company is unable to provide a summary of the fairness opinion because the opinion will not be delivered until the closing of the Merger. The Company has inserted a risk factor to address the effect of the omission of the fairness opinion on shareholder decision-making. See page 13.

32. Please disclose any negative factors the board considered regarding the merger or any of its component transactions or actions.

Response: The Company has revised its disclosure to discuss any negative factors considered by the board of directors in contemplation of the Merger, as requested. See page 39.

33. Please specify in what capacity the officers and directors of VioQuest have known the founders and principals of Greenwich for several years.

Response: The Company has revised its disclosure to describe the capacity in which the Company’s officers and directors have known the founders and principals of Greenwich for several years, as requested. See page 38.

34. Please provide us with the schedules referred to in section 2.15 of the merger agreement. We may have additional comments.

Response: Enclosed as Attachment 34 please find the schedules for Section 2.15 of the Merger Agreement, as requested.

35. Please file the license agreements between Greenwich and the Cleveland Clinic Foundation and the University of South Florida Research Foundation, respectively.

Response: The Company has revised its disclosures to file the license agreements between Greenwich and The Cleveland Clinic Foundation and the University of South Florida Research Foundation. Please note that the Company has separately applied for confidential treatment of certain terms of the license agreements pursuant to Rule 24b-2.

Manner and Basis of Converting Greenwich Shares, page 32

36. We refer you to the last sentence of this subsection where you disclose the percentage that Greenwich stockholders will be entitled to receive as consideration in the merger transaction. Please clarify if this percentage amount includes the amount to be issued upon achievement of certain milestones related to two licensed products of Greenwich.

Response: The Company has revised its disclosure to clarify that the percentage includes the shares and warrants subject to escrow pursuant to the Merger Agreement, as requested. See page 40.

37. You indicate that in the event the milestones described in that section are not achieved by June 30, 2008, any remaining shares still remaining in escrow will be released and delivered to VioQuest for cancellation. Does this include the shares that could be issued to Greenwich shareholders upon a change in control event? Please revise your document to clarify.

Response: The Company has revised its disclosure to indicate that the rights associated with a “change in control” cease together with all rights to the shares and warrants remaining subject to escrow after June 30, 2008. See page 41.

Registration Rights: Lockup Agreement, page 34

38. You indicate that Greenwich shareholders will not be permitted to sell or otherwise transfer their merger shares for a period of one year from the closing of the merger, subject to limited exceptions. Please identify the exceptions under which Greenwich shareholders could be permitted to resale their shares earlier than the identified one year period.

Response: The Company has revised its disclosure to describe the limited exceptions under which Greenwich stockholders may transfer their shares prior to the completion of the one-year period, as requested. See page 41.

Representation and Warranties, page 34

39. Please revise to provide a more detailed description of the representations and warranties, including the nature of the representations and warranties relating to each of the items you have specified in this section.

Response: The Company has revised its disclosures to provide a more detailed description of the representations and warranties, as requested. See page 42.

Closing conditions, page 34

40. We note the condition relative to raising $5 million in a private placement. Please expand the discussion throughout the document where appropriate to indicate specifically how these proceeds are to be utilized.

Response: The Company proposes to expand its disclosure concerning the financing condition in the Proxy Statement substantially as follows:

“The Company intends to utilize the proceeds of the financing to fund its continued development of its chiral business and to fund the development of the two product candidates acquired as a result of the Merger.”

As discussed with Ms. Brandon on August 11, 2005, the Company is concerned with the level of detail concerning the proposed financing disclosed in the Proxy Statement so as to not run afoul of the rules prohibiting general solicitation in a private placement. If the Staff is satisfied with this proposed disclosure, the Company confirms it will include such language in the next filing of the Proxy Statement.

Termination, page 34

41. Please indicate if you are obligated to pay any termination fees if the transaction is not consummated. Similarly, please indicate if you are entitled to receive any fees from Greenwich if they terminate the agreement with you.

Response: The Company has revised its disclosure to discuss the applicable reimbursement obligations of a terminating party upon termination of the Merger Agreement, as requested. See page 43.

Interest of Certain VioQuest Directors in Greenwich, page 35

42. Please revise to disclose the percentage that each of Messrs. Rocamboli and Weiser will own of your common stock after the merger.

Response: The Company has revised its disclosure to state the percentage that each of Mr. Rocamboli and Dr. Weiser will own of its common stock following the Merger, as requested. See page 44.

43. Please also disclose the percentage of your common stock that Dr. Rosenwald and his affiliates will own after the merger.

Response: The Company has revised its disclosure, as requested. See page 44.

Chiral Business, page 37

44. Supplementally, please provide us with third party support for the following statements. Please ensure the materials are marked to show support for your statements.

•
“Over 50 percent of the 500 top-selling pharmaceutical drugs on the market are comprised of chiral molecules, including drugs used to treat anxiety, depression, indigestion, heartburn, cancer, arthritis, AIDS and allergies.”

•	“The majority of new drug candidates under development by pharmaceutical companies consist of chiral chemicals.”
•	“Sodium Stibogluconate, or SSG is a pentavalent antimonial drug that has been used safely for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis, a protozoan disease.”

If you cannot provide a third party documentation to support these statements, please delete these statements from your document.

Response: The Company has revised each of the above statements. See pages 46 and 54. Enclosed as Attachment 44 please find copies of third-party supporting documentation for each of the above statements, as requested.

45. Please provide us with a copy of the report of SRI Consulting that supports your statement that, “In 2004, chiral drug sales were over $175 billion…which represents over one third of the complete drug market of over $470 billion.”

Response: The Company has revised the above statement. See page 46. Enclosed as Attachment 45 please find a copy of the SRI Consulting report, as requested.

46. Please expand the discussion where appropriate in the document to indicate the anticipated effects of the merger on your financial condition and results from operations. In this regard, we note the losses you currently incur and the anticipated expenses going forward with the merger. In addition, since Greenwich’s officers and directors will no longer continue with VioQuest or Greenwich after the merger, please indicate how you intend to continue the development of the candidates for which Greenwich has licenses.

Response: The Company has revised its disclosures to provide a more fulsome discussion of the impact of the Merger upon its financial condition and results from operations in light of its current losses, anticipated expenses and absence of Greenwich’s officers and directors, as requested. See page 46.

Proposed Drug Development Business, page 40

47. We note your disclosure in the last sentence of this section where you state that “Below is a summary of the relevant information relating to each of these product candidates.” Your document is missing the summary. Please revise your document accordingly.

Response: The Company has revised its disclosure to provide a reference to the subsequent discussion of Greenwich’s product candidates, as requested. See page 49.

Where You Can Find More Information; Incorporation by Reference, page 40

48. Please relocate this section so that it falls on the last page of your proxy statement as required by Note D to the instructions to Schedule 14A.

Response: The Company has relocated this section such that it falls on the last page of the proxy statement, as required. See page 77-78.

49. Please revise the first full paragraph following the bullet point to state that requested copies will be provided without any charge.

Response: The Company has revised the paragraph to indicate that requested copies will provided free of charge, as required. See page 77.

Cancer Statistics and Market Overview, page 42

50. Please provide us with third party documentation supporting the statistical and dollar figures you provide in this section. Please ensure the materials are marked to show support for the information you provide in this section.

Response: The Company has revised the statements in this section. See page 50. Enclosed as Attachment 50 please find copies of third-party supporting documentation for the statistical and dollar figures provided in this section.

Greenwich Therapeutics’ Product Candidates - Sodium Stibogluconate, page 43

51. We note your disclosure concerning the claims you make about the SSG drug and the recent research conducted by Greenwich’s licensor. Please provide disclosure that future tests might not corroborate earlier tests and that to date, if true, no application to the FDA, has been submitted or expected to be submitted in the near future. Please provide similar disclosure where you include similar information either relating to the SSG product or other drug candidate in your document, including the disclosure you provide in the section entitled “Greenwich Therapeutics’ Product Candidates - Triciribine” on page 45.

Response: The Company has revised its disclosures to clarify that future tests may not corroborate earlier tests and to state whether an application has been submitted or is expected to be submitted to the FDA in the near future, as requested. See pages 54 and 56.

Clinical Development, page 44

52. Please explain what Phase I and Phase II clinical trials each entail and any related approvals you or the Cleveland Clinic may need to participate in such trials.

Response: The Company has included new disclosures under “Government Regulation” beginning at page 51 that more fully describe the regulatory approval process, including the clinical trials necessary. See page 51-54.

53. We note your use of the term “Phase I/II” regarding your currently ongoing clinical trials regarding your products. The use of the term “Phase I/II” should only be used if your trials meet all of the FDA requirements for a Phase II study. As your disclosure indicates that you expect to enter into Phase II trial in the second half of 2006, you should delete references to the term “Phase I/II” and replace the references with the term “Phase I” and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. Please also discuss interim steps that must be taken before the Phase II clinical trials can commence and reasons for any delays. Please also provide similar disclosure for the disclosure you make regarding the TCN drug on page 46.

Response: We have revised the paragraph to remove the use of the term Phase I/II, to make clear that the planned Phase II trial will be designed to assess, among other things, efficacy and to discuss interim steps that must be taken before the Phase II clinical trials can commence and reasons for any delays. See pages 55 and 57.

54. We note your disclosure that the Cleveland Clinic has no specific obligation to Greenwich to fund the Phase I/II clinical trials. If the Cleveland Clinic determines to discontinue the trials, please indicate if you will continue testing the product or will some other third party continue with the trials.

Response: The Company has revised its disclosure to indicate that the Company will continue the clinical trials if The Cleveland Clinic Foundation discontinues the trials, as requested. See page 55.

Greenwich Therapeutics’ Product Candidates - Triciribine, page 45

55. Please provide us with third party documentation supporting your statement that “Triciribine, or TCN, is a nucleoside analog that had been under development for many years as an anti-cancer therapy and as an anti-viral therapy.”

Response: Enclosed as Attachment 55 please find copies of third-party supporting documentation for the above statement, as requested.

56. Please also provide us marked copies of the information of the sources you cite to in this first paragraph that supports the various claims you make in this paragraph.

Response: Enclosed as Attachment 56 please find copies of the sources cited in this paragraph.

SSG, page 47

57. Please disclose the aggregate amount Greenwich has paid to Cleveland Clinic to date.

Response: The Company has revised its disclosure to indicate the aggregate amount that Greenwich has paid to The Cleveland Clinic Foundation to date, as requested. See page 58.

58. You also state that Greenwich will pay the Cleveland Clinic an annual license maintenance fee of $35,000 until the first commercial sale of the licensed product. Does this disclosure mean that after the first commercial sale no annual fee is necessary?

Response: The Company has revised its disclosure to clarify that after the first commercial sale, no annual fee is required, as requested. See page 59.

59. Please also disclose any termination or expiration provisions applicable to Greenwich’s licensing agreement with the Cleveland Clinic.

Response: The Company has revised its disclosures to include any termination or expiration provisions applicable to Greenwich’s license agreement with The Cleveland Clinic Foundation, as requested. See page 58-59.

TNC, page 47

60. Please clarify what “certain intellectual property rights” Greenwich acquired in connection with its agreement with the University of South Florida Research Foundation.

Response: The Company has revised its disclosure to clarify the intellectual property rights acquired from the University of South Florida Research Foundation, as requested. See page 59.

61. Please disclose the aggregate amount Greenwich has paid to the University of South Florida to date.

Response: The Company has revised its disclosure to clarify the payments that Greenwich has paid to the University of South Florida Research Foundation to date, as requested. See page 59.

62. Please indicate how long Greenwich is obligated to pay annual licensing fees of $25,000 to the University of South Florida.

Response: The Company has revised its disclosures to indicate the length of Greenwich’s obligation to pay an annual licensing fee to the University of South Florida Research Foundation, as requested. See page 59.

63. Please also disclose any termination or expiration provisions applicable to Greenwich’s licensing agreement with the University of South Florida.

Response: The Company has revised its disclosures to include any termination or expiration provisions applicable to Greenwich’s license agreement with the University of South Florida Research Foundation, as requested. See page 59.

Plan of Operation, page 48

64. Elsewhere in the filing you disclose several license agreements and potential milestone payments under these agreements. As this is a matter that could materially impact your liquidity, please provide a similar discussion within the Plan of Operations. Also disclose the potential milestones to be paid related to both the SSG and TCN agreements in your discussion of those licenses on page 47.

Response: The Company has revised its disclosures to discuss the aggregate milestone payments to be made pursuant to the license agreements with The Cleveland Clinic Foundation and the University of South Florida Research Foundation, as requested. See pages 58 and 59.

65. You indicate that Greenwich will require additional financing of approximately $5 million to operate its planned development activities for the next 12 months. As your financial statements indicate you are a going-concern, please indicate how you intend to raise the needed $5 million needed to fund Greenwich’s activities.

Response: See the Company’s response to Comment 11, above.

Selected Historical Financial Data, page 48

66. Please revise this presentation to include the year ended December 31, 2004 statement of operations amounts. Also include the balance sheet information as of December 31, 2004. In addition to the information that you disclose here, please include book value per share and any pro forma information. Refer to Item 3(e) and (f) of the instructions to Form S-4.

Response: As requested, the Company has revised this presentation to reflect the statement of operations amounts and the balance sheet information as of December 31, 2004 and to include the book value per share and pro forma information. See page 61.

Pro Forma Financial Statements, page 56

Notes to Unaudited Condensed Financial Statements, page 60

(1) Description of Transaction and Basis of Presentation, page 60

67. Please disclose here and in other portions of the document where you discuss the repayment of the note what happens to the other one third if the company does not raise the $10 million. Include whether it is forgiven or what the terms of that note become should you raise less than the requisite amount.

Response: The Company has revised its disclosures to discuss the repayment of the note in the instance that the Company does not raise $10 million, as requested. See pages 68 and 73.

68. It is unclear based on your discussion of the amount that you will record as in-process research and development how you are valuing this charge. Please note that the current discussion seems to infer that you are using a residual valuation that is only applicable to valuing goodwill. This is evidenced by the fact that the contingent payments will increase this charge, but no additional benefit such as new technology and such will be received. Please better explain this apparent inconsistency to help us understand why this is appropriate.

Response: It is understood that the residual approach is not applicable to this type of transaction. A preliminary evaluation of in-process research and development has been performed; we are in the process of obtaining a formal valuation. We will adjust any changes accordingly.

69. Please revise note (5) to include a better discussion of what this financing commitment represents. Include the structure of the offering, the timing of the offering, and a calculation of any per share information impact that it will have.

Response: The Company has revised note (5) to provide a more fulsome discussion of the financing, as requested. See page 74.

Financial Statements - Greenwich Therapeutics, Inc., page C-1

Statements of Cash Flows, page C-6

70. Please explain to us why it is appropriate to apparently include the issuance of the notes payable to a related party discussed in note 2 as the line item “Expenses paid by related party on behalf of the Company” instead of as a financing activity. Please include any reference to the specific paragraphs within the applicable authoritative literature that support this treatment.

Response: The notes have been paid by Paramount BioCapital on behalf of Greenwich, therefore no funds came from Greenwich. The transaction is recorded as a credit to note due to related party (Paramount BioCapital), and a debit to expense.

Note 4 - Stockholders’ deficiency, page C-9

71. Please disclose when the subscription is due along with any other information related to this subscription that might be important to better understand it.

Response: The Greenwich stock subscription receivable has been collected in full as of August 19, 2005. The Company has revised its discussion in Note (2).

Upon review of this response letter, if you have any additional questions or comments concerning the Company or the Proxy Statement, or if you wish to discuss any the responses, please do not hesitate to contact the undersigned at (612) 672-8343.

Yours truly,

Christopher J. Melsha

Attachment 34

Attached hereto are the schedules for Section 2.15 of the Merger Agreement.

Attachment 44

Attached hereto are third-party supporting materials for the following statements:

•
“Over 50 percent of the 500 top-selling pharmaceutical drugs on the market are comprised of chiral molecules, including drugs used to treat anxiety, depression, indigestion, heartburn, cancer, arthritis, AIDS and allergies.”

•	“The majority of new drug candidates under development by pharmaceutical companies consist of chiral chemicals.”
•	“Sodium Stibogluconate, or SSG is a pentavalent antimonial drug that has been used safely for over 50 years in parts of Africa and Asia for the treatment of leishmaniasis, a protozoan disease.”

Attachment 45

Attached hereto is a copy of the SRI Consulting report.

Attachment 50

Attached hereto are third-party supporting materials for the statistical and dollar figures provided in “Cancer Statistics and Market Overview, page 42.”

Attachment 55

Attached hereto are third-party supporting materials for the following statement: “Triciribine, or TCN, is a nucleoside analog that had been under development for many years as an anti-cancer therapy and as an anti-viral therapy.”

Attachment 56

Attached hereto are third-party supporting materials for the claims made in the first paragraph of “Greenwich Therapeutics’ Product Candidates - Triciribine, page 45.”